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Report of Independent Registered Public Accounting Firm

To the Stockholder of Griffiths McBurney Corp.

We have audited the accompanying statement of financial condition of Griffiths McBurney Corp. (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Griffiths McBurney Corp. at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP.

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 1, 2017

Griffiths McBurney Corp.

STATEMENT OF FINANCIAL CONDITION
[Expressed in U.S. dollars]

As at December 31

	2016 $
ASSETS	
Cash	**6,920,589**
Cash segregated under federal regulations *[note 7]*	**2,000,052**
Due from customers	**65,029**
Due from prime brokers	**75,980**
Due from affiliates *[note 4]*	**55,765**
Commodity taxes recoverable *[note 8]*	**75,527**
Income taxes recoverable	**13,052**
Deferred tax asset	**68,122**
Other assets	**48,456**
Total assets	**9,322,572**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued liabilities *[note 5]*	**415,050**
Due to clearing broker *[note 4]*	**141,009**
Total liabilities	**556,059**
Stockholder's equity	
Capital stock	
Authorized	
Unlimited common shares, with no par value	
Issued and outstanding	
2,875,000 common shares	**2,875,000**
Retained earnings	**5,891,513**
Total stockholder's equity	**8,766,513**
Total liabilities and stockholder's equity	**9,322,572**

See accompanying notes which are an integral part of this statement of financial condition

Griffiths McBurney Corp.

NOTES TO STATEMENT OF FINANCIAL CONDITION
[Expressed in U.S. dollars]

1. INCORPORATION AND CORPORATE ACTIVITIES

Griffiths McBurney Corp. [the "Company"] was incorporated under the Ontario Business Corporations Act on October 25, 1995. In the United States of America, the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ["FINRA"]. The Company's primary source of revenue is from commissions for securities trade execution for U.S. resident institutional clients. The Company computes its regulatory net capital under the alternative method provided for in the Securities and Exchange Commission's [the "SEC"] Rule 15c3-1. The Company clears all transactions with, and for its customers through, GMP Securities L.P. ["GMP Securities"]. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts. The Company is located in Toronto, Ontario, Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States.

The significant accounting policies are as follows:

Cash and cash segregated under federal regulations

Cash and cash segregated under federal regulations consist of cash on deposit and short-term interest-bearing U.S. treasury bills with a term to maturity of less than three months from the date of purchase. Cash and cash segregated under federal regulations are financial assets that qualify as financial instruments. The fair values of cash and cash segregated under federal regulations approximate their carrying values due to their short-term nature or imminent maturity.

Securities transactions and balances

Proprietary securities transactions in regular-way trades are recorded on the trade date as if they had settled. Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Fair values measurement

Financial Accounting Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: quoted prices [unadjusted] in active markets for identical assets or liabilities.

Level 2: inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, or quoted prices for similar assets or liabilities.

Level 3: inputs for the asset or liability that are not based on observable market data and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange. Revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the average rates of exchange prevailing during the year with gains and losses included in income.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability, referred to as temporary differences. Temporary differences are tax effected using enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The amount of current and deferred income taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates.

3. STANDARDS ISSUED BUT NOT YET EFFECTIVE

ASU No. 2014-15, "Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern

In August 2014, the FASB issued ASU 2014-15, "Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". This update defines management's responsibility in evaluating a company's ability to continue as a going concern and establishes related footnote disclosures. Management will be required to evaluate whether conditions or other events exist at each reporting date that raise substantial doubt about a company's ability to continue as a going concern within one year after issuance of the financial statements. This ASU is effective for annual reporting periods ending after December 15, 2016 and did not have a material impact on the Company's financial statements.

ASU No. 2016-01, Financial Instruments

In January 2016, the FASB issued Accounting Standards Update 2016-01 (ASU 2016-01), Financial Instruments - Overall (Subtopic 82540). ASU 2016-01 provides comprehensive guidance on the revenue recognition and measurement of financial assets and financial liabilities. The guidance is effective for fiscal years beginning after December 15, 2017 including interim periods within those fiscal years. Early adoption is only permitted with certain exceptions (refer to ASU 2016-01 for details). The Company is still in the process of assessing the impact of these changes.

ASU No. 2016-02, Leases

In February 2016, the FASB issued Accounting Standards Update 2015-02 (ASU 2016-02), Leases (Topic 842), that will supersede previous lease accounting standards in US GAAP. For public entities, the guidance is effective for fiscal years beginning after December 15, 2018. For all other entities, the standard is effective for annual periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption would be permitted for all entities. The Company is still in the process of assessing the impact of these changes.

ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued ASU 2016-13 "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments". ASU 2016-13 amends the criteria for recognizing credit losses on financial assets not carried at fair value through net income. US GAAP requires an incurred loss methodology for recognizing credit losses which delays recognition until it is probable. Under ASU 2016-13 the criteria would be amended to reflect credit losses that are expected but do not yet meet the probable threshold. This ASU will be effective for annual reporting periods beginning after December 15, 2019. The Company is evaluating the impact that the standard will have on the financial statements and does not expect the impact to be material.

ASU No. 2015-17, Income Taxes – Balance Sheet Classification of Deferred Taxes

In November 2015, the FASB issued Accounting Standards Update 2015-17 (ASU 2015-17), Income Taxes (Topic 740) – Balance Sheet Classification of Deferred Taxes. ASU 2015-17 eliminates the requirement that deferred tax liabilities and assets be separated into current and non-current amounts on the statement of financial position. The guidance is effective for fiscal years beginning after December 15, 2016 with early adoption permitted. The Company is still in the process of assessing the impact of these changes.

ASC 606 – Revenue from Contracts with Customers

ASC 606 was jointly issued by FASB and IASB and will supersede virtually all revenue recognition guidance in US GAAP and IFRS, including industry-specific guidance used by broker-dealers. The effective date for ASC 606 is annual reporting periods beginning after December 15, 2017 for public entities and annual periods beginning December 15, 2018 for all other entities. Early application is permitted only as of annual reporting periods beginning after December 15, 2016.

4. RELATED PARTY TRANSACTIONS

The Company has an arrangement with GMP Securities, a related party under common control, whereby GMP Securities will perform certain securities execution and clearing activities and record-keeping services as agent for the Company, as well as providing management and administrative services to the Company.

GMP Securities acts as the carrying broker to the Company under an omnibus relationship. The balance due to clearing broker of $141,009 represents omnibus accounts that include all of the Company's outstanding client activity.

The due from affiliates balance includes an amount due from GMP Securities of $55,765 that represents commissions owed to the Company, net of expenses paid on behalf of the Company and trading and administrative services expense referred to above. The balance is due on demand, non-interest bearing and settled on a regular basis.

The Company has a service agreement with GMP Securities, LLC ["GMP LLC"], a related party under common control, whereby GMP LLC will provide certain facilities and perform certain administrative services for the Company. During the year, the Company paid $33,936 to GMP LLC under the service agreement to cover office space and general and administrative costs.

5. ACCRUED LIABILITIES

The Company reimburses certain clients for eligible brokerage and research services under soft dollar arrangements. At December 31, 2016, soft dollar accruals were $261,850 and recorded in accrued liabilities. Reimbursed expenses are accrued for in the same period as the related commissions are earned and are included in trading and administrative services expenses.

6. REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of combined aggregate debit items as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3. As at December 31, 2016, the Company had net capital of $8,254,315, which is $8,004,315 in excess of the required minimum net capital of $250,000. The Company claims exemption from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(i) of that Rule.

7. CASH SEGREGATED PURSUANT TO FEDERAL AND OTHER REGULATIONS

A cash amount of $2,000,052 has been segregated in a special bank account for the exclusive benefit of customers under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

8. COMMODITY TAXES RECOVERABLE

Commodity taxes recoverable represents amounts receivable from Canada Revenue Agency in connection with Harmonized Sales Tax paid to GMP Securities for clearing services.

9. FEDERAL REGULATION RULE 17a-5

The Company filed a copy of its December 31, 2016 statement of financial condition with the SEC pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. Such report is available for examination at the office of the Securities and Exchange Commission in Boston, Massachusetts or in Toronto at the Company's offices located at 145 King Street West, Suite 300, Toronto, Ontario, Canada, M5H 1J8.

10. COMMITMENTS AND CONTINGENCIES

The Company may be a party to legal proceedings including regulatory investigations in the normal course of business. Contingent litigation loss provisions are recorded when it is probable that the Company will incur a loss and the amount of the loss can be reasonably estimated. Management and the Company's external legal counsel are involved in assessing likelihood and in estimating any amounts involved. Based on current knowledge, the Company does not have any pending litigation or regulatory matters that would have a material adverse effect on the Company's financial position or results of operations.

11. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016 and through to March 1, 2017. On January 16, 2017, FirstEnergy Capital (USA) Corp., a Calgary, Alberta based FINRA registered broker-dealer, amalgamated with the Company. The amalgamated corporation continued business under the Griffiths McBurney Corp. name.